SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.4)*

                              COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                          118 E. 25TH STREET, 8TH FLOOR
                               NEW YORK, NY 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 26, 2002
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                             -----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 2 of 14 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          1,150,434
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     1,150,434
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,150,434
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.7%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 3 of 14 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                      J.O. Hambro Capital Management Group Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 4 of 14 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J O Hambro Capital Management Limited
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 5 of 14 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 6 of 14 Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Christopher Harwood Bernard Mills
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC USE ONLY

--------------------------------------------------------------------------------

       4     SOURCE OF FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE VOTING POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED VOTING POWER
                                     1,300,434
                  --------------------------------------------------------------

                    9        SOLE DISPOSITIVE POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER
                                     1,300,434
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,300,434
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES  / /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.9%
--------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 7 of 14 Pages
---------------------------------                 ------------------------------


                            STATEMENT  ON  SCHEDULE  13D


         The following constitutes Amendment No. 4 to the Schedule 13D (the "Schedule 13D") filed by Acquisitor plc and Amendment No. 3 to the Schedule 13D filed by J O Hambro Capital Management Group Limited (formerly known as J O Hambro Capital Management (Holdings) Limited) ("Group"), J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (collectively, the "Hambro Entities"). Acquisitor and the Hambro Entities are collectively referred to as the "Filing Parties." Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.


Item  3. Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item  3  is  being  amended  in  its  entirety  as  follows:

         The aggregate purchase price of the 1,150,434 shares of Common Stock beneficially held by Acquisitor is $4,669,472. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 150,000 shares of Common Stock beneficially held by American Opportunity Trust is $634,557. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

Item  4. Purpose of Transaction
         ----------------------

Item 4 is being amended to add the following:

     Acquisitor  and  its  Managing Director, Mr. Duncan Soukup, entered into an
Agreement with the Issuer (the "Agreement"), a copy of which is attached hereto as Exhibit (d) and incorporated herein by reference. Pursuant to the Agreement, Mr. Soukup has been appointed to the Issuer's Board of Directors and will be added to the Issuer's slate of nominees for the 2002 Annual Meeting of shareholders.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 8 of 14 Pages
---------------------------------                 ------------------------------

       Item 5.  Interest in Securities of the Issuer.
                ------------------------------------

         Items  5(a)-(c)  are  being  amended  in  their  entirety  as  follows:

         Items  5(a)  and  5(b):

         The Filing Parties may be deemed to beneficially own an aggregate of 1,300,434 shares of Common Stock (which constitutes approximately 9.88% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of
Section  13(d)  of  the  Act  is  as  follows:

                                                     Number/Percent* of             Number/Percent* of
                                                           Shares:                        Shares:
                               Aggregate Number of   Sole Power to Vote           Shared Power to Vote
         Filing Party                 Shares             and Dispose                   and Dispose
         ------------                 ------         ------------------           --------------------


Acquisitor                            1,150,434            1,150,434/8.74%                 0/0%
Group                                   150,000                0/ 0%                 150,000/1.14%
J O Hambro Capital Management           150,000                0/ 0%                 150,000/1.14%
American Opportunity Trust              150,000                0/ 0%                 150,000/1.14%
Christopher H. B. Mills               1,300,434                0/ 0%               1,300,434/9.88%

         * Based on 13,168,583 shares of Common Stock outstanding as of April 30, 2002, which is based on information reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.


Item  7.  Material  to  be  Filed  as  Exhibits.
       ----------------------------------

         Item  7  is  amended  to  include  the  following:

         The  following  documents  are  filed  herewith:

         (d) Letter agreement dated June 19, 2002 by and among the Issuer, Acquisitor and Duncan Soukup.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 9 of 14 Pages
---------------------------------                 ------------------------------



Dated:  July 8, 2002

                                      ACQUISITOR PLC


                                      By:  /s/ Duncan Soukup
                                           ---------------------------
                                      Name:  Duncan Soukup
                                      Title: Managing Director


                                      J O HAMBRO CAPITAL MANAGEMENT
                                      GROUP LIMITED


                                      By:  /s/ R.G. Barrett
                                           ---------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      J O HAMBRO CAPITAL MANAGEMENT
                                      LIMITED

                                      By: /s/ R.G. Barrett
                                          ----------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      AMERICAN OPPORTUNITY TRUST PLC

                                      By: J O Hambro Capital Management Limited,
                                          Its investment advisor


                                      By:  /s/ R.G. Barrett
                                           ---------------------------
                                      Name:  R.G. Barrett
                                      Title: Director


                                      By:  /s/ Christopher Mills
                                           ---------------------------
                                              CHRISTOPHER MILLS

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 10 of 14 Pages
---------------------------------                 ------------------------------



                                  Exhibit Index

         The  following  documents  are  filed  herewith:

                                Exhibit                                 Page

         (a) Administration,  Management and Custody Management      Previously
Agreement dated as of January 7, 1993 between J O Hambro Capital       filed
Management  (formerly named J O Hambro & Partners Limited) and
American Opportunity Trust.

         (b)  Joint  Filing  Agreement  dated  as of  February  20,  Previously
2001  among Group, J O Hambro Capital Management, American             filed
Opportunity Trust, Christopher Harwood Bernard Mills and Acquisitor plc.

         (c) Letter dated November 14, 2001, from Acquisitor plc to  Previously
all the shareholders of the Issuer and Mr. Stephen K. Onody,           filed
President and Chief Executive Officer of the Issuer.


         (d) Letter agreement dated June 19, 2002 by and among the      11
Issuer, Acquisitor and Duncan Soukup.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 11 of 14 Pages
---------------------------------                 ------------------------------


                          [Colorado Medtech letterhead]


June  19,  2002


Duncan  Soukup
Acquisitor  plc.
190  The  Strand
London
England
WC2R  1JN


Dear  Duncan:

You have advised us that Acquisitor plc. ("Acquisitor") and its Associates (defined below) have acquired, and currently hold, an aggregate of 1,300,434 shares of common stock ("Shares") of Colorado MEDtech, Inc. (the "Company"). You have expressed to us your desire to join the board of directors of the Company. On behalf of the board of directors of the Company I invite you to join the board of directors of the Company, subject to the agreement of you and Acquisitor to the following terms of this letter:

1. Within seven days following the execution of this Agreement, C. Duncan Soukup ("Soukup") shall be elected to membership on the Company's board of directors. Unless this Agreement is earlier terminated pursuant to its terms, Soukup shall also be included in the slate of nominees recommended by the board of directors at the 2002 annual meeting of shareholders of the Company and the Company's proxies shall be voted in favor of Soukup. Soukup shall tender his resignation as a director of the Company if Acquisitor ceases to own in the aggregate at least 5% of the outstanding Voting Securities, unless the nominating committee of the Company's board of directors requests that Soukup continue to serve on the board. Except as provided in this Agreement, during the term of this Agreement, Acquisitor will not seek additional representation on the Company's board of directors unless seeking such additional representation is approved by the nominating committee of the Company's board of directors.

2. Except as otherwise provided in this Agreement or as approved in advance by a majority of the board of directors of the Company (with you abstaining from such vote), during the term of this Agreement neither you nor Acquisitor will, directly or indirectly:

      a. dispose of Voting Securities of the Company if (i) such disposition is not made in compliance with the policies of the Company governing the trading of securities of the Company on the basis of inside information which are applicable to all directors; or (ii) such disposition is pursuant to a privately-negotiated transaction and after such disposition the person that would acquire beneficial ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act")) of such Voting Securities would beneficially own more than 2% of the outstanding Voting Securities of the Company (a "2% Holder"); provided, however, that you may make such a disposition if you make the Offer (described below) to the Company, the Company declines the Offer or it lapses, and the disposition to the 2% Holder takes place within five (5) business days of the lapse of or the Company's rejection of, the Offer, on terms no different than those contained in the Offer. "Offer" shall mean a written offer to sell Voting Securities to the Company and stating (i) the price and terms for the Voting Securities; and (ii) that it will lapse in ten
      (10) business days if not earlier accepted or rejected in writing by the Company.

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 12 of 14 Pages
---------------------------------                 ------------------------------

      b. acquire ownership, or assist, advise or encourage in any way any other person to acquire ownership, directly or indirectly, of any of the businesses or assets, or any form of outstanding obligations, of the Company;

      c. solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the 1934 Act) in opposition to the recommendation of a majority of the directors of the Company (with you abstaining from such vote) with respect to any matter presented to shareholders of the Company, it being understood that the provisions of this Section 2(c) shall not in any way restrict the ability of Acquisitor to vote the Voting Securities it owns as it wishes on any such matter (except that Voting Securities owned by Acquisitor will, during the term of this Agreement, not be voted in favor of nominees not recommended by a majority of the board (with you abstaining from such vote) with respect to the election of directors of the Company));

      d. deposit Voting Securities in a voting trust, or subject such securities to any voting arrangement or other similar agreement with any person;

      e. otherwise act, directly or indirectly, alone or in concert with others, to seek to control or influence in any manner, the management, board of directors, policies or affairs of the Company or propose to seek to effectuate any form of business combination or merger with the Company or any affiliate thereof or any restructuring, recapitalization or similar transactions with respect to the Company; provided, however, that the foregoing shall not prevent board participation by Soukup as a director whether at or outside of meetings of the Company's board of directors on any matter;

      f. be a part of or join (by oral or written commitment) a partnership, syndicate or group for the purpose of acquiring, holding, or voting of Voting Securities or acquiring control of the Company or the conduct of its business;

      g. (i) engage in, or solicit any other person to engage in, a tender or exchange offer for Voting Securities of the Company, or (ii) advance (or guarantee the advance of) funds or property to assist in the purchase of Voting Securities by any person , or (iii) solicit the purchase of Voting Securities by any person (provided that sales by Acquisitor of Voting Securities pursuant to the proviso in Section 2(a)(ii) or in customary brokerage transactions effected on the Nasdaq National Market (or other securities market on which the Voting Securities trade) shall not be considered a solicitation of the purchase of Voting Securities for this purpose); or

      h. enter into any discussions, negotiations, arrangements or understandings with any person or assist any other person with respect to any of the foregoing.

3. The term of this Agreement shall commence on the date hereof and expire on the earlier of (i) the day following the Company's 2003 annual meeting of shareholders; or (ii) November 30, 2003. In addition, this letter shall terminate immediately and be null and void and of no further effect if (a) Soukup is not elected to the board of directors within seven days of the execution of this letter, (b) Soukup fails to be elected a director at the 2002 Annual Meeting of the Company's shareholders, or (c) Soukup resigns from the board of directors due to his discovery of fraud at the Company. Soukup shall not be removed as a director by the board of directors prior to the earlier date specified in the first sentence of this Section 3. If Soukup is removed as a director, this letter shall terminate immediately and be null and void and of no further effect. If Soukup shall have resigned other than pursuant to clause (c) of this Section 3, the restrictions of this letter shall cease on the earlier of
(I) the first day that a shareholder of the Company would be timely in filing with the Company the notice under Section 5 of

---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 13 of 14 Pages
---------------------------------                 ------------------------------

 Article I of the By-Laws of the Company (or any successor provision) to nominate persons for election to the board of directors of the Company or (II) the first day that a shareholder could timely comply with any future requirements of the Company for nomination of persons for election to the board of directors.

4. Each of Soukup, Acquisitor and the Company hereby waive any defense that an action to enforce, or enjoin the violation of, this Agreement by specific performance or injunctive relief is inappropriate because of an adequate remedy at law; provided, however, that such rights to enforce this Agreement shall be cumulative and in addition to any other remedy to which an aggrieved may be entitled at law or equity. Acquisitor shall not be entitled to vote any Voting Securities acquired in violation of this Agreement and the Company shall not be entitled to challenge the acquisition, voting or holding of any Shares the acquisition of which did not violate this Agreement or applicable law.

5. If any provision of this Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement and such invalid provision shall be deemed deleted from this Agreement to the minimum extent necessary to cure such violation.

6.    As  used  in  this  Agreement,

      a. Acquisitor's "Associates" means (i) each of the persons identified as "Reporting Persons" on the November 14, 2001 Amendment No. 3 to the
      Schedule 13D (the Schedule 13D) filed by Acquisitor plc and Amendment No. 2 to the Schedule 13D filed by J O Hambro Capital Management Group Limited (formerly known as J O Hambro Capital Management (Holdings) Limited) (Group), J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills, with respect to Shares, or which are or hereafter become identified as Reporting Persons on any amendment of such Schedules; and (ii) any other person who would be deemed an "affiliate" or "associate" of Acquisitor, as such terms are defined in Rule 12b-2 under the 1934 Act as in effect on the date hereof;

      b. "person" includes an individual, corporation, limited liability company, joint venture or partnership, or a pension, profit sharing or other benefit plan or trust, or any other trust or entity of any kind;

      c. "Voting Securities" means the Shares and any other securities of the Company which are entitled to vote generally for the election of directors (or which are convertible into such securities).

7. This Agreement may at any time be amended by a resolution adopted by a majority of the members of the Company's Board of Directors at a meeting at which a quorum is present (with you abstaining from such vote) and approved in writing by Acquisitor. Neither Soukup nor Acquisitor will take any action of any form in any court, or before any governmental or administrative tribunal or agency, or otherwise, seeking a waiver or amendment of any of the prohibitions contained in this letter agreement.

8. This Agreement (which constitutes the entire agreement of the parties with respect to the subject matter hereof) shall be governed in accordance with the laws of the State of Colorado.


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---------------------------------                 ------------------------------
CUSIP No. 19652U 10 4                   13D         Page 14 of 14 Pages
---------------------------------                 ------------------------------


     If you are in agreement with the foregoing, please sign the duplicate copy of this letter in the space indicated below whereupon this shall constitute a binding agreement between us.

                                     COLORADO  MEDTECH,  INC.


                                     By  /s/  Stephen  Onody
                                         ----------------------------------
                                         Chairman  of  the  Board

AGREED  AND  ACCEPTED:

ACQUISITOR  PLC.


By:  /s/  Duncan  Soukup
    ---------------------------
Title:  Managing Director                  Date:  20 June 2002
      -------------------------                 ---------------------------


/s/  Duncan  Soukup
-----------------------------------
C.  Duncan  Soukup                         Date:  20 June 2002
                                                ---------------------------


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